The Sports Authority, Inc.
3383 N. State Road 7
Fort Lauderdale, Florida 33319

August 21, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	The Sports Authority, Inc. Registration Statement on Form S-3 File No. 333-91642

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, The Sports Authority, Inc. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-91642) (the “Registration Statement”). The Registration Statement is being withdrawn due to adverse market conditions affecting the Company’s proposed offering. We hereby advise you that no securities were sold in connection with the offering covered by the Registration Statement.

Please contact the undersigned (954-677-6067) or John S. Fletcher (305-579-0432) at Morgan, Lewis & Bockius LLP if the Commission has any questions regarding this matter.

Very truly yours,

THE SPORTS AUTHORITY, INC.

/s/ Frank W. Bubb, III

Frank W. Bubb, III, Senior Vice President,
General Counsel and Secretary